*PW



10031853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2009** AND ENDING **JUNE 30, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

CLEARVIEW TRADING ADVISORS, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

114 WEST 47TH STREET – Suite 1712

NEW YORK,	**NEW YORK**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG ETTIN, CEO **(646) 747 - 5220**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ***GREGG ETTIN,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
CLEARVIEW TRADING ADVISORS, INC., *as of* ***JUNE 30, 2010,***
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CEO
____
Title

STATE of NY
COUNTY of NEW YORK
JUNE 3, 2010

X ______________________
Notary Public

NORMA H. GOWEN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01GO5060171
MY COMM. EXP. 05/13/2014

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS	
Cash and cash equivalents	$ 30,142
Commissions receivable	197,651
Clearing deposit	1,000,029
Furniture, fixtures and equipment - net of accumulated depreciation of $16,531 (Notes 2(d) and 4)	37,906
Other assets	8,259
Total assets	$ 1,273,987
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 128,250
Accounts payable and accrued expenses	186,563
Total liabilities	314,813
Commitments and Contingencies (Notes 6 and 7)	
Stockholder's Equity (Note 8)	
Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	912,500
Retained earnings	34,174
Total stockholder's equity	959,174
Total liabilities and stockholder's equity	$ 1,273,987

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

Note 1- Nature of Business

Clearview Trading Advisors, Inc. (The "Company") was incorporated in the state of New York on October 17, 2006 to engage in the general business of a broker or dealer in securities. The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) ***Subsequent events***

The Company has evaluated events and transactions that occurred between July 1, 2010 and August 4, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Income Taxes

The significant components of the provision for income taxes for the year ended June 30, 2010 were as follows:

Federal taxes	$ 8,582
NYS taxes	4,770
NYC taxes	9,361
	$22,713

The provision for taxes is based on taxable income (loss), which includes adjustments to net income (loss). These adjustments are primarily attributable to the 50% add-back of entertainment expense.

Note 4- Furniture, Fixtures and Equipment

Furniture, fixtures and equipment, at cost, consist of the following:

Furniture and fixtures	$23,583
Equipment	30,855
	54,438
Accumulated depreciation	16,531
	$37,907

Note 5- Significant Customers

Three customers accounted for 55% of the Company's revenues for the year ended June 30, 2010.

Note 6- Commitments and Contingencies

The Company leases office space under an agreement expiring on November 30, 2014. Future minimum annual rental commitments under the lease are as follows:

2011	253,872
2012	253,872
2013	253,872
2014	253,872
2015	105,780

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2010, the Company had net capital of $913,009, which was $813,009 in excess of its required net capital of $100,000. The Company's net capital ratio was 34.48%.

A copy of the Firm's statement of Financial Condition as of June 30, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Clearview Trading Advisors, Inc
114 West 47th Street – Suite 1712
New York, NY 10036

Gentlemen:

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 4, 2010

CLEARVIEW TRADING ADVISORS, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED JUNE 30, 2010



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Clearview Trading Advisors, Inc
114 West 47th Street – Suite 1712
New York, NY 10036

Gentlemen:

In planning and performing our audit of the financial statements of Clearview Trading Advisors, Inc. as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding FOCUS Report Part IIA filing, except as noted in Schedule 1.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 4, 2010

CLEARVIEW TRADING ADVISORS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period July 1, 2009 through June 30, 2010


SEC MAIL
PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
193



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Clearview Trading Advisors, Inc.
114 West 47th St., Suite 1712
New York, NY 10036

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2010, which were agreed to by Clearview Trading Advisors, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended June 30, 2010, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
August 4, 2010

CLEARVIEW TRADING ADVISORS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period July 1, 2009 through June 30, 2010

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$3,825,009
Additions	-
Deductions	(818,142)
SIPC Net Operating Revenues	$3,006,867

Determination of General Assessment:

SIPC Net Operating Revenues:	$3,006,867
General Assessment @ .0025	7,517

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 7,517
Less: Payment made with Form SIPC-6 in January, February or March, 2010	3,954
Assessment Balance Due	$ 3,563

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period July 1, 2009 through June 30, 2010:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$3,006,867
SIPC Net Operating Revenues as computed above	3,006,867
Difference	$ -